Advantest Corporation (FY2015 Q1)

FY2015 First Quarter Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Period ended June 30, 2015)
(Unaudited)

July 28, 2015
Company name	:	Advantest Corporation
(URL http://www.advantest.com/US/investors)
Stock exchange on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Shinichiro Kuroe, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	August 14, 2015
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2015 Q1 (April 1, 2015 through June 30, 2015)
(1)      Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes		Net income
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2015 Q1	40,277	9.4	2,709	12.8	2,803	(12.2)	1,903	42.1
FY2014 Q1	36,829	22.4	2,402	－	3,192	－	1,339	－
(Note) Quarterly comprehensive income (loss): FY2015 Q1 (Y) 5,842 million (-%); FY2014 Q1 (Y) (702)  million (-%)

	Net income per share- basic		Net income per share- diluted
		Yen		Yen
FY2015 Q1	10.90		9.84
FY2014 Q1	7.68		6.94

(2)      Consolidated Financial Position
	Total assets		Net assets		Stockholders’ Equity		Equity-to-assets ratio
		Million yen		Million yen		Million yen		%
FY2015 Q1	270,321		145,066		145,066		53.7
FY2014	273,041		140,938		140,938		51.6

2. Dividends
	Dividend per share
(Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2014	－	5.00	－	10.00	15.00
FY2015	－	N/A	N/A	N/A	N/A
FY2015 (forecast)	N/A	10.00	－	10.00	20.00
(Note) Revision of dividends forecast for this period: No

Advantest Corporation (FY2015 Q1)

3. Projected Results for FY2015 (April 1, 2015 through March 31, 2016)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2015 Q2 (Cumulative term)	85,000	7.7	8,000	25.1	8,000	(0.2)	6,200	35.2	35.52
FY2015	165,000	1.0	15,000	2.6	15,000	(20.5)	12,000	(7.3)	68.75
(Note) Revision of projected results for this period: Yes
Please see “(3) Prospects for the Current Fiscal Year” on page 6 for details.

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): No

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “2. Others” on page 7 for details.

(3)	Accounting changes:
1)	Changes based on revisions of accounting standard: No
2)	Changes other than 1) above: No

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2015 Q1  199,566,770 shares; FY2014 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period:
FY2015 Q1  24,993,628 shares; FY2014  25,020,294 shares.
3)	Average number of outstanding stock for each period (cumulative term):
FY2015 Q1  174,557,956 shares; FY2014 Q1  174,190,300 shares.

Status of Quarterly Review Procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2015 Q1)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Current Fiscal Year	P. 6
2.	Others		P. 7
	(1)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 7
3.	Consolidated Financial Statements		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.11
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.12
	(5)	Notes to Consolidated Financial Statements	P.13
		(Notes on Going Concern)	P.13
		(Notes on Significant Changes to Stockholders’ Equity)	P.13
		(Segment Information)	P.13

Advantest Corporation (FY2015 Q1)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2015 Q1 (April 1, 2015 through June 30, 2015)
(in billion yen)
	Three months ended June 30, 2014	Three months ended June 30, 2015	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	49.2	44.0	(10.6%)
Net sales	36.8	40.3	9.4%
Operating income	2.4	2.7	12.8%
Income before income taxes	3.2	2.8	(12.2%)
Net income	1.3	1.9	42.1%
During Advantest’s fiscal first quarter, the global economy sustained its overall trend of gradual expansion, as the developed economies, led by the United States, continued to show solid improvement while the deceleration of growth of the Chinese economy, which had been a concern, was only moderate.
The semiconductor market is expected to continue to grow due to a continuing increase in sales volume and greater functionality of smartphones as well as growth in demand for semiconductors used in data centers. This trend has sustained robust investment in semiconductor production equipment for the expansion of production capacity for a range of products, including higher-performance memory chips used in smartphones and data centers.
In this environment, Advantest sought to increase sales of test systems while also striving to boost profitability of other businesses, including semiconductor test peripheral products business and related businesses. As a result, orders received were (Y) 44.0 billion (a 10.6% decrease in comparison to the corresponding period of the previous fiscal year) and net sales were (Y) 40.3 billion (a 9.4% increase in comparison to the corresponding period of the previous fiscal year). Operating income for the quarter was (Y) 2.7 billion (a 12.8% increase in comparison to the corresponding period of the previous fiscal year), income before income taxes was (Y) 2.8 billion (a 12.2% decrease in comparison to the corresponding period of the previous fiscal year), and net income for the quarter was (Y) 1.9 billion (a 42.1% increase in comparison to the corresponding period of the previous fiscal year). The percentage of net sales to overseas customers was 94.3% (93.7% in the corresponding period of the previous fiscal year).

Conditions of business segments are described below.

Advantest Corporation (FY2015 Q1)

<Semiconductor and Component Test System Segment>
(in billion yen)
	Three months ended June 30, 2014	Three months ended June 30, 2015	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	36.8	26.9	(26.9%)
Net sales	26.0	24.7	(5.2%)
Operating income	3.1	1.4	(54.5%)
The Semiconductor and Component Test Systems Segment continued to see strong demand for memory test systems due to active capital investment by memory semiconductor suppliers. Robust sales for non-memory test systems continued, supported by increased sales volume and greater functionality of smartphones, although orders were less than in the corresponding period of the previous year, when there was a rapid increase in demand for additional test capacities resulting from high demand for replacement PCs and growth in production of LTE smartphones for China.
As a result of the above, orders received were (Y) 26.9 billion (a 26.9% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 24.7 billion (a 5.2% decrease in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 1.4 billion (a 54.5% decrease in comparison to the corresponding period of the previous fiscal year).

< Mechatronics System Segment＞
(in billion yen)
	Three months ended June 30, 2014	Three months ended June 30, 2015	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	5.9	9.1	54.5%
Net sales	4.8	8.8	83.8%
Operating income	0.2	1.9	12.3 times
The Mechatronics Segment saw robust demand for device interfaces, which is closely correlated to the performance of other businesses, driven by an increase in demand for memory test systems. Amid further miniaturization of semiconductors, Advantest’s nanotechnology business also achieved an increase in profit compared to the corresponding period in the previous fiscal year.
As a result of the above, orders received were (Y) 9.1 billion (a 54.5% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 8.8 billion (a 83.8% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 1.9 billion (a 12.3 times increase in comparison to the corresponding period of the previous fiscal year).

<Services, Support and Others Segment>
(in billion yen)
	Three months ended June 30, 2014	Three months ended June 30, 2015	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	6.5	8.0	23.3%
Net sales	6.0	6.8	13.4%
Operating income	0.6	0.7	16.6%

Advantest Corporation (FY2015 Q1)

In the Services, Support and Others Segment, efforts to improve profitability of field services continued to generate positive results, including an increase in the number of annual maintenance contracts.
As a result of the above, orders received were (Y) 8.0 billion (a 23.3% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 6.8 billion (a 13.4% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 0.7 billion (a 16.6% increase in comparison to the corresponding period of the previous fiscal year).

(2) Analysis of Financial Condition
Total assets at June 30, 2015 amounted to (Y) 270.3 billion, a decrease of (Y) 2.7 billion compared to March 31, 2015, primarily due to a decrease of (Y) 5.4 billion and (Y) 4.0 billion in cash and cash equivalents and trade receivables, respectively, offset by an increase of (Y) 4.7 billion and (Y) 1.0 billion in inventories and goodwill, respectively.  The amount of total liabilities was (Y) 125.3 billion, a decrease of (Y) 6.8 billion compared to March 31, 2015, primarily due to a redemption of (Y) 10.0 billion in corporate bonds, offset by an increase of (Y) 3.2 billion in customer prepayments. Stockholders’ equity was (Y) 145.1 billion. Equity to assets ratio was 53.7%, an increase of 2.1 percentage points from March 31, 2015.

(Cash Flow Condition)
Cash and cash equivalents held at June 30, 2015 were (Y) 92.2 billion, a decrease of (Y) 5.4 billion from March 31, 2015. Significant cash flows during the three-month period of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 4.2 billion (net cash inflow of (Y) 6.0 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to a decrease of (Y) 4.4 billion in trade receivables, an increase of (Y) 3.0 billion in customer prepayments, an increase of (Y) 4.1 billion in inventories and adjustments of non cash items such as depreciation and amortization in addition to the net income of (Y) 1.9 billion.
Net cash used in investing activities was (Y) 0.4 billion (net cash inflow of (Y) 0.6 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 0.3 billion and payments for acquisition of intangible assets in the amount of (Y) 0.2 billion.
Net cash used in financing activities was (Y) 11.6 billion (net cash outflow of (Y) 0.7 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to redemption of corporate bonds (Y) 10.0 billion and dividends paid of (Y) 1.6 billion.

(3) Prospects for the Current Fiscal Year
Advantest expects that the trend for a society with greater safety and comfort, as embodied in the global adoption of smartphones and acceleration of computerization of automobiles, will drive future growth in the semiconductor industry and related markets.
In the current fiscal year, Advantest expects a year-over-year decrease in demand for test systems for logic semiconductors based on sales forecasts for key electronic products as well as technological trends, such as miniaturization of semiconductors. However, it expects robust demand for its memory test systems and related mechatronics products, such as device interfaces, given that multiple large manufacturers of memory semiconductors are planning to expand their production capacities for higher-speed DRAM and NAND flash memory.
Based on this outlook, Advantest will seek higher earnings by expanding its share in the semiconductor test equipment market, reinforcing its semiconductor test peripheral products business and new businesses, and further streamlining its cost structure.

Advantest Corporation (FY2015 Q1)

Given the most recent market trends and foreign exchange rates, Advantest’s forecast for the first half of FY2015 is as follows: net sales of (Y) 85.0 billion; operating income of (Y) 8.0 billion; and net income of (Y) 6.2 billion. The forecast for FY2015 remains unchanged from the outlook announced in April 2015: sales of (Y) 165.0 billion, an operating income of (Y) 15.0 billion, and net income of (Y) 12.0 billion. These forecasts are based on foreign exchange rates of 120 Yen to the US dollar and 135 Yen to the Euro.

2.  Others
(1) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the first quarter, its best estimate of the annual effective tax rate for the full fiscal year and uses that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

Advantest Corporation (FY2015 Q1)

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2015	June 30, 2015

Current assets:
Cash and cash equivalents	¥97,574	92,178
Trade receivables, net	24,960	20,941
Inventories	37,210	41,915
Other current assets	5,057	5,975

Total current assets	164,801	161,009

Investment securities	2,249	2,543
Property, plant and equipment, net	38,480	38,160
Intangible assets, net	4,085	3,890
Goodwill	54,590	55,613
Other assets	8,836	9,106

Total assets	¥273,041	270,321

Advantest Corporation (FY2015 Q1)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2015	June 30, 2015

Current liabilities:
Trade accounts payable	¥18,101	19,018
Accrued expenses	10,482	8,024
Income taxes payable	2,106	1,271
Accrued warranty expenses	1,525	1,596
Corporate bonds - current portion	10,000	—
Customer prepayments	4,900	8,122
Other current liabilities	2,572	4,002

Total current liabilities	49,686	42,033

Corporate bonds	15,000	15,000
Convertible bonds	30,119	30,111
Accrued pension and severance costs	35,034	36,032
Other liabilities	2,264	2,079

Total liabilities	132,103	125,255

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	43,770	43,761
Retained earnings	141,104	141,201
Accumulated other comprehensive income	18,387	22,326
Treasury stock	(94,686)	(94,585)

Total stockholders’ equity	140,938	145,066

Total liabilities and stockholders’ equity	¥273,041	270,321

Advantest Corporation (FY2015 Q1)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2014	June 30, 2015

Net sales	¥36,829	40,277
Cost of sales	16,578	17,662

Gross profit	20,251	22,615

Research and development expenses	7,381	7,961
Selling, general and administrative expenses	10,468	11,945

Operating income	2,402	2,709

Other income (expense):
Interest and dividend income	59	90
Interest expense	(34)	(30)
Gain on sale of investment securities	559	—
Other, net	206	34

Total other income (expense)	790	94

Income before income taxes	3,192	2,803

Income taxes (benefit)	1,853	900

Net income	¥1,339	1,903

	Yen
	Three months ended	Three months ended
	June 30, 2014	June 30, 2015

Net income per share:
Basic	¥7.68	10.90
Diluted	6.94	9.84

Advantest Corporation (FY2015 Q1)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2014	June 30, 2015

Comprehensive income (loss)
Net income	¥1,339	1,903
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(2,066)	3,377
Net unrealized gains (losses) on investment securities	(255)	197
Pension related adjustments	280	365

Total other comprehensive income (loss)	(2,041)	3,939

Total comprehensive income (loss)	¥(702)	5,842

Advantest Corporation (FY2015 Q1)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2014	June 30, 2015

Cash flows from operating activities:
Net income	¥1,339	1,903
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,378	1,381
Deferred income taxes	(786)	745
Gain on sale of investment securities	(559)	—
Changes in assets and liabilities:
Trade receivables	(1,553)	4,422
Inventories	(136)	(4,135)
Trade accounts payable	1,364	680
Other account payable	933	(74)
Accrued expenses	249	(2,619)
Income taxes payable	2,318	(951)
Accrued warranty expenses	(156)	55
Customer prepayments	806	3,025
Accrued pension and severance costs	232	901
Other	578	(1,141)

Net cash provided by (used in) operating activities	6,007	4,192

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	1,557	—
Purchases of property, plant and equipment	(754)	(279)
Purchases of intangible assets	(142)	(194)
Other	(56)	69

Net cash provided by (used in) investing activities	605	(404)

Cash flows from financing activities:
Redemption of corporate bonds	-	(10,000)
Dividends paid	(843)	(1,587)
Other	175	15

Net cash provided by (used in) financing activities	(668)	(11,572)

Net effect of exchange rate changes on cash and cash equivalents	(708)	2,388

Net change in cash and cash equivalents	5,236	(5,396)

Cash and cash equivalents at beginning of period	68,997	97,574

Cash and cash equivalents at end of period	¥74,233	92,178

Advantest Corporation (FY2015 Q1)

(5)Notes to Consolidated Financial Statements

(Notes on Going Concern): None

(Notes on Significant Changes to Stockholders’ Equity): None

(Segment Information)
	Yen (Millions)
	Three months ended June 30, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥26,044	4,793	5,992	－	36,829
Inter-segment sales	－	－	－	－	－
Net sales	26,044	4,793	5,992	－	36,829
Operating income (loss) before stock option compensation expense	3,118	155	628	(1,499)	2,402
Adjustment:
Stock option compensation expense					－
Operating income					¥2,402

	Yen (Millions)
	Three months ended June 30, 2015
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥24,673	8,810	6,794	－	40,277
Inter-segment sales	6	－	－	(6)	－
Net sales	24,679	8,810	6,794	(6)	40,277
Operating income (loss) before stock option compensation expense	1,420	1,899	731	(1,341)	2,709
Adjustment:
Stock option compensation expense					－
Operating income					¥2,709

(Notes)
1.
Adjustments to operating income in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.